UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington,

D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐   Form C: Offering Statement
☐   Form C-U: Progress Update
☐   Form C/A: Amendment to Offering Statement
    ☐   Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐   Form C-AR/A: Amendment to Annual Report
☐   Form C-TR: Termination of Reporting

Name of Issuer:

VJCo, Inc.

Legal status of

      Issuer:

      Form:

      Corporation

      Jurisdiction of Incorporation/Organization:

      North Carolina

      Date of Organization:

      August 28, 2019

Physical Address of Issuer:

900 W Northwest Blvd, Winston-Salem, NC 27101, United States

Website of Issuer:

https://www.villagejuicecompany.com

Current Number of Employees:

11

	Most recent fiscal year-end (2024)	Prior fiscal year-end (2023)
Total Assets	$2,873,397.61	$880,195.79
Cash & Cash Equivalents	$536,244.98	$230,716.94
Accounts Receivable	$314,523.10	$286,970.10
Short-term Debt	$1,081,955.75	$532,185.70
Long-term Debt	$6,843,579.64	$3,520,172.81
Revenues/Sales	$2,606,120.38	$2,681,028.19
Cost of Goods Sold	$1,923,291.13	($2,044,946.75)
Taxes Paid	$0.00	$0.00
Net Income	($1,204,107.52)	($1,004,864.35)

May 29, 2025

FORM C-AR

VJCo, Inc.



This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by VJCo, Inc., a North Carolina corporation ("**Village Juice**", the "**Company**," as well as references to "**we**," "**us**," or "**our**") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://www.villagejuicecompany.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is May 29, 2025.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

TABLE OF CONTENTS

ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date. Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C-AR. This summary may not contain all of the information that may be important to you. You should read this entire Form C-AR carefully, including the matters discussed under the section titled "Risk Factors."

The Company

VJCo, Inc. is a North Carolina Corporation incorporated/formed on August 28, 2019. The Company acquired the three previous and separate companies through a merger that took place on Sept 4, 2019. The three original entities were all North Carolina LLCs. Village Juice Company, LLC, which primarily owned and oversaw restaurant operations, was formed on August 11, 2014. Village Juice Management Co LLC, which oversees production at the commissary kitchen and corporate overhead, was formed in February 19, 2018. Village Juice Co Franchising LLC, which manages franchising and licensing operations and development, was formed on November 8, 2017. All three entities were owned equally (1/3) by the same owners as VJCo, Inc.

The Company is located at 900 W Northwest Blvd, Winston-Salem, NC 27101, United States. The Company's website is https://www.villagejuicecompany.com.

The Company conducts business in Locations and headquarters in NC. Franchises awarded in VA. Seeking university licensing and retail franchising across the US.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C-AR. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

COVID-19 has had a effect on our business operations and revenue projections.

With shelter-in-place orders and non-essential business closings potentially happening throughout 2020 and into the future due to COVID-19, the Company's revenue was adversely affected. This offering was limited to a maximum offering of $250,000 and will use financials certified by the Company's CEO as opposed to reviewed financials.

However, while projected revenue for 2020 was down because of COVID-19, the company managed to create multiple opportunities for increased revenue for 2021 and beyond. They opened their second franchise and a university licensed locations in Q4 2021, started numerous wholesale accounts, and most importantly entered a Master License Agreement with Aramark in 2021. VJCo, Inc also opened a new licensed university location in Q1 2022 and projects opening 3 or 4 more in Fall 2022. The company anticipates revenues to continue increasing in 2022 and continue to grow as the company opens franchised and licensed units, while seeing increased unit-level sales, which were up significantly from 2020.

New franchise locations, when and if opened, may not be profitable

New franchise locations, when and if opened, may not be profitable, if at all, for several months. We anticipate that our new franchise locations, when and if opened, will generally take several months to reach normalized operating levels due to inefficiencies typically associated with new businesses, including lack of market awareness, the need to hire and train a sufficient number of employees, operating costs, which are often materially greater during the first several months of operation that thereafter, preopening costs and other factors. In addition, franchise locations opened in new markets may open at lower average weekly sales volumes than franchise locations opened in existing markets, and may have higher operating expenses than franchise locations in existing markets. Sales at franchise locations opened in new markets may take longer to reach average annual franchise locations' sales, if at all, thereby affecting the profitability of these company locations.

Concentration of Business.

The Company is expected to participate in a limited number of business operations focused primarily on food and beverages, food and beverage production and food sales and service generally. As a result, the Company's business operations are concentrated, and the performance of those operations may substantially affect the Company's performance. This lack of diversification could cause the Company to be more vulnerable to negative market conditions, changes in government regulations, or increased competition.

Food Safety.

Food safety is always a concern in the food and beverage industry. Although reasonable steps will be taken to prevent foodborne or food related illness or death, both are possible despite taking reasonable precautions. Additionally, even claims asserting food related illness that are not based in fact or reality can have a seriously negative impact on the Company's reputation and/or ability to generate revenue.

Industry Regulation.
Government regulation of the food service industry and other industries in which the Company may conduct business creates risks and challenges with respect to the Company's compliance efforts and business strategies. The food service industry is highly regulated and subject to changing political, legislative, regulatory and other influences. Other industries in which the Company operates may also be highly regulated. Existing and new laws and regulations affecting the Company's business could create unexpected liabilities for the Company, cause the Company to incur additional costs, and restrict its operations. Many laws are complex, and their application to specific services and relationships may not be clear. The Company's failure to accurately anticipate the application of laws and regulations that affect its operations, or its other failure to comply, could create liability for the Company, result in adverse publicity, and negatively affect its business.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

Currently, our authorized capital stock consists of 300,000 shares of common stock, of which 300,000 shares of common stock are issued and outstanding. Unless we increase our authorized capital stock, we may not have enough authorized common stock to be able to obtain funding by issuing shares of our common stock or securities convertible into shares of our common stock. We may also not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non- competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third -parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C-AR, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

Description of the Business

Village Juice Company (VJC) has created and validated an innovative plant-forward menu and dining experience with a model designed for evolving dining trends. VJC's Quick Serve Fresh (QSF) concept scales by licensing locations to university food operators and independently owned franchised retail locations. With a responsibly sourced menu, technology-forward strategy, and curated space, VJC has thrived in pre-COVID life and is now specifically evolving to similarly excel in a post-COVID world. Village Juice Company is an innovative, nutritious and delicious alternative to traditional dining.

Business Plan

VJCo earns revenue from 3 main sources:

Royalties paid on gross sales at licensed and franchised locations; wholesale and ingredient sales to licensed and franchised locations and 3rd party accounts; and corporate store unit level restaurant sales to customers.

The Company's Products and/or Services

Product / Service	Description	Current Market
Food and Juice	Plant forward menu and cold-pressed juices and milks.	Corporately owned location in Winston-Salem, NC. Lease executed for Raleigh, NC
Restaurant Franchising	Franchises offered for retail locations	One franchise open in Charlotte, NC, franchises awarded in VA (open 2021, closed 2023).
University Locations/Licensing	Licenses sold to university food service providers	Licensed locations operating at Wake Forest University, Elon University, University of South Carolina, and Winston-Salem State University. Licenses executed for UNC Health and High Point University. Negotiating expansion of university locations nationally
Wholesale	juices, milks, and desserts sold from commissary	Wholesale distribution via markets, university campuses and retail locations.

Competition

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors. Some of our competitors are: Plant based restaurants, smoothie bars, healthy grab-and-go concepts: Clean Juice, Grabbagreen, Kale Me Crazy, Sweetgreen, and Chopt.

Customer Base

VJC is primarily plant based and resonates with college students, diners aged 25 to 45, and all health-minded consumers who are seeking food that tastes as delicious as it good for their bodies. Prime markets include Universities, college towns, communities with above-average education and income, food and health enthusiasts.

Supply Chain

We obtain our ingredients from multiple sources, none of which we are dependent upon. We have spent much time researching our supply chain and are prepared for any shortages or forcible changes should any provider become unavailable.

Intellectual Property

Application or Registration #	Goods / Services	Mark	File Date	Grant Date	Country
5630659	T-shirts, hats,Nut milks,Cold-pressed fruit and vegetable juices; smoothies; fruit-based beverages; vegetable-based beverages in the nature of vegetable juices and vegetable drinks,Retail store services featuring food and beverage items, apparel, bags, and growlers, juice and smoothie bar services; restaurant services; salad bar services; snack bar services.	Village Juice Co.	October 20, 2017	December 18, 2018	USA
5840297	Retail store services featuring food and beverage items, apparel, bags, and growlers, juice and smoothie bar services; restaurant services; salad bar services; snack bar services.	VJCo	October 20, 2017	August 20, 2019	USA
6674005	Juice and smoothie bar services; restaurant services; salad bar services; snack bar services	VILLAGE JUICE & KITCHEN	February 17, 2021	March 15, 2022	USA

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Clyde Harris	CFO, Director	Village Juice Company Owner/Founder Director of Finance and Real Estate 2018 – Present	Wake Forest University BS Biology 1998
Nathan Atkinson	CEO, Chief Philanthropy Officer, General Counsel, Director	Village Juice Company: Owner/Founder, Chief Philanthropy Officer, General Counsel, Director, 2018 – Present	Wake Forest University BA Sociology Mercer Law School JD 2001
Lonnie Atkinson	Chief Culinary Officer, Director	Village Juice Company - Owner/Founder, October 2014-Present Chief Culinary Officer	Savannah College of Art and Design- BFA, Photography
Matt Smith	COO	2019-2023 DISTRICT MANAGER, MYEYEDR, DBA CAPITAL VISION 2024-Present COO Village Juice Company	BACHELOR OF SCIENCE-CRIMINAL JUSTICE, RUTGERS UNIVERSITY

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to North Carolina law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 11 FTE employees.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized capital stock consists of 300,000 shares of common stock, (the "**Common Stock**").

Outstanding Capital Stock

As of the date of this Form C-AR, the Company's outstanding capital stock consists of:

Type/Class of security	Common Stock
Amount outstanding	300,000
Par Value (if applicable)	N/A
Voting Rights	1 Vote Per share
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more Common Stock which may dilute the Security

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C-AR, the Company has the following additional securities outstanding:

Type/Class of security	Convertible Note
Amount Outstanding	$319,594.51
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more Convertible Notes which may dilute the Security
Conversion Terms	The Notes have a valuation cap of $4,200,000, 20% discount, and 5% interest rate.

Type/Class of security	Convertible Note
Amount Outstanding	$145,000
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more Convertible Notes which may dilute the Security
Conversion Terms	The Notes have a valuation cap of $4,200,000, 20% discount, and 8% interest rate.

Type/Class of security	Convertible Note
Amount Outstanding	$975,000
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more Convertible Notes which may dilute the Security

Conversion Terms	The Notes have a valuation cap of $6,000,000, and a 5% interest rate.

Type	Crowd SAFE (Crowdfunding Simple Agreement for Future Equity)
Amount Outstanding	230,140*
Material Terms	Upon a sale, or series of related sales, by the Company of equity securities in the Company for which the Company receives proceeds of not less than $1,000,000, the Company may elect to convert the Crowd SAFEs into a Shadow Series of equity securities in the Company with a $10,000,000 valuation cap and a 10% discount

*This amount includes the fee of 2% of the SAFEs issued due to the intermediary for the offering.

Type/Class of security	Convertible Note
Amount Outstanding	$691,500
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more Convertible Notes which may dilute the Security
Conversion Terms	The Notes have a valuation cap of $8,500,000 and a 5% interest rate.

Type/Class of security	Convertible Note
Amount Outstanding	$990,000
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more Convertible Notes which may dilute the Security
Conversion Terms	The Notes have a valuation cap of $8,500,000 and a 10% interest rate.

Type/Class of security	Convertible Note
Amount Outstanding	$500,000
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more Convertible Notes which may dilute the Security
Conversion Terms	The Notes have a valuation cap of $8,500,000; 10% interest rate; 20% discount

Type/Class of security	Convertible Note

Amount Outstanding	$45,000
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more Convertible Notes which may dilute the Security
Conversion Terms	The Notes have a valuation cap of $12,000,000; 10% interest rate; 20% discount

Type/Class of security	Convertible Note
Amount Outstanding	$100,000
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more Convertible Notes which may dilute the Security
Conversion Terms	The Notes have a valuation cap of $12,000,000; 10% interest rate; 20% discount

Outstanding Debt

As of the date of this Form C-AR, the Company has the following debt outstanding:

Creditor	Balboa Capital
Amount outstanding	$7,547
Interest Rate and Amortization Schedule	2.9%
Maturity Date	1/1/25

Creditor	Elizabeth L. Huggins
Amount outstanding	$14,444
Interest Rate and Amortization Schedule	5%
Maturity Date	7/1/25

Creditor	North State Bank
Amount outstanding	$321,648
Interest Rate and Amortization Schedule	4.75%
Maturity Date	3/5/25

Creditor	North State Bank
Amount outstanding	$11,849

Interest Rate and Amortization Schedule	4.95%
Maturity Date	3/5/25

Creditor	Clyde P Harris, III
Amount outstanding	$269,993
Interest Rate and Amortization Schedule	7.5%
Maturity Date	2/1/30

Creditor	Clyde P Harris, Jr
Amount outstanding	$89,340
Interest Rate and Amortization Schedule	7.5%
Maturity Date	3/1/29

Creditor	Village Juice Properties, LLC
Amount outstanding	$10,000
Interest Rate and Amortization Schedule	3%, balloon loan
Maturity Date	7/15/25

Creditor	Fleming Samuels
Amount outstanding	$24,000
Interest Rate and Amortization Schedule	7.5%, balloon loan
Maturity Date	8/24/29

Creditor	Clyde P Harris, Jr
Amount outstanding	$55,000
Interest Rate and Amortization Schedule	5%, balloon loan
Maturity Date	9/10/29

Creditor	Village Juice Properties, LLC
Amount outstanding	$44,294

Interest Rate and Amortization Schedule	5%, balloon loan
Maturity Date	9/15/26

Creditor	Clyde P Harris, III
Amount outstanding	$19,000
Interest Rate and Amortization Schedule	5%, balloon loan
Maturity Date	11/11/26

Creditor	SBA/Rapid Recovery
Amount outstanding	$27,685.08
Interest Rate and Amortization Schedule	5.5% or TBD
Maturity Date	TBD

Creditor	Toast/Doordash Capital
Amount outstanding	$6,069
Interest Rate and Amortization Schedule	Calculated into Payment
Maturity Date	3/17/25

Creditor	SBA/EIDL
Amount outstanding	$337,200
Interest Rate and Amortization Schedule	3.75%
Other Material Terms	30-year term after no payments first year
Maturity Date	5/1/51

Creditor	ComProp, LLC
Amount outstanding	$787,053
Interest Rate and Amortization Schedule	7%
Other Material Terms	Interest only quarterly payments
Maturity Date	9/3/26

Creditor	Clyde P Harris, Jr
Amount outstanding	$495,000
Interest Rate and Amortization Schedule	7.5%
Other Material Terms	LOC
Maturity Date	3/6/27

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Clyde P. Harris, III	100,000/Common Stock	33.33%
Nathan B. Atkinson	100,000/Common Stock	33.33%
Lonnie M. Atkinson	100,000/Common Stock	33.33%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A. The financial statements attached hereto as Exhibit A have been certified by our principal executive and have not been reviewed by an independent public accountant.

The Company had zero taxable income in the 2024 tax year.

Operations

VJCo, Inc. ("the Company") was incorporated on August 28, 2019 under the laws of the State of North Carolina, and is headquartered at 900 W Northwest Blvd, Winston-Salem, NC 27101, United States. The Company acquired three separate companies through a merger that took place on Sept 4, 2019. The three original entities were all North Carolina LLCs. Village Juice Company, LLC, which primarily owned and oversaw restaurant operations, was formed on August 11, 2014. Village Juice Management Co LLC, which oversees production at the commissary kitchen and corporate overhead, was formed in Feburary19, 2018. Village Juice Co Franchising LLC, which manages franchising and licensing operations and development, was formed on November 8, 2017. All three entities were owned equally (1/3) by the same owners as VJCo, Inc.

Village Juice Company (VJC) has created and validated an innovative plant-forward menu and dining experience with a model designed for evolving dining trends. VJC's Quick Serve Fresh (QSF) concept scales by licensing locations to university food operators and independently owned franchised retail locations. With a responsibly sourced menu, technology-forward strategy, and curated space, VJC has thrived in pre-COVID life and is now specifically evolving to similarly excel in a post-COVID world. Village Juice Company is an innovative, nutritious and delicious alternative to traditional dining.

Capital Stock

The Company has authorized 300,000 shares of common stock, 300,000 of which are issued and outstanding.

Liquidity and Capital Resources

On April 24, 2021, the Company closed an offering pursuant to Regulation CF and raised $230,140.00.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Material Changes and Other Information

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Issued	Number of Securities Sold	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Crowd SAFE Note	$ 230,140*	230,141 Crowd Safe Notes	Operation, Marketing, R&D, Technology, Legal, Business Development	April 24, 2021	Regulation CF
Convertible Notes	$552,500	6 Convertible Notes	Operation, Marketing, R&D, Technology, Legal, Business Development	November 4, 2021 – July 20, 2022	Section 4(a)(2)
Convertible Notes	$250,000	4 Convertible Notes	Operation, Marketing, R&D, Technology, Legal, Business Development	October 26, 2022 – March 8, 2023	Section 4(a)(2)
Convertible Notes	$790,000	8 Convertible Notes	Operation, Marketing, R&D, Technology, Legal, Business Development	March 8, 2023 – September 30, 2023	Section 4(a)(2)
Convertible Notes	$500,000	Convertible Note	Operation, Marketing, R&D, Technology, Legal, Business Development	February 28, 2024	Section 4(a)(2)
Convertible Notes	$45,000	Convertible Note	Operation, Marketing, R&D, Technology, Legal, Business Development	May 20, 2024	Section 4(a)(2)
Convertible Notes	$100,000	Convertible Note	Operation, Marketing, R&D, Technology, Legal, Business Development	December 4, 2024	Section 4(a)(2)

*This amount includes the fee of 2.0% of the SAFEs issued due to the intermediary for the offering.

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Maximum Target Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother- in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons:

Village Juice Management Co, LLC (owned by VJCo, Inc) leases (at fair market rate) its offices and production facility from the separate entity, Village Juice Properties, LLC, which is owned by equally (1/3) by Nathan Atkinson, Lonnie Atkinson, and Clyde Harris.

Additionally Clyde Harris III, the Company's CFO has loaned the Company a total of $339,904. The details of which are listed in the Debt Section of this Form C-AR.

Nathan Atkinson's father, Clyde Harris Jr. has loan the Company a total of $163,714. The details of which are listed in the Debt Section of this Form C-AR.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

None.

**SIGNATURE**

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Nathan Atkinson
(Signature)

Nathan Atkinson
(Name)

CEO
(Title)

May 29, 2025
(Date)

I, Nathan Atkinson, the Chief Executive Officer of VJCo, Inc., certify that the financial statements of VJCo, Inc. included in this Form are true and complete in all material respects.

/s/ Nathan Atkinson
(Signature)

Nathan Atkinson
(Name)

CEO
(Title)

May 29, 2025
(Date)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Nathan Atkinson
(Signature)

Nathan Atkinson
(Name)

Director
(Title)

May 29, 2025
(Date)

/s/Clyde Harris

(Signature)

Clyde Harris
(Name)

Director
(Title)

May 29, 2025
(Date)

/s/ Lonnie Atkinson
(Signature)

Lonnie Atkinson
(Name)

Director
(Title)

May 29, 2025
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

VJCo, Inc
Profit and Loss (unaudited)
January - December 2024

Income	$2,606,120.38
Total Cost of Goods Sold	$1,923,291.13
Gross Profit	$682,829.25
Expenses	$1,103,089.58
Net Operating Income	($420,260.33)
Net Other Income	($783,847.19)
Net Income	($1,204,107.52)

VJCo, Inc Balance Sheet as of 12/31/24 (unaudited)

ASSETS

Total Bank Accounts		536,244.98
Intercompany Transfers		934,785.46
Total Accounts Receivable		314,523.10
Other Current Assets		980,046.77
Total Current Assets		2,765,600.31
Fixed Assets		28,410.65
Other Assets		79,386.65
TOTAL ASSETS	$	**2,873,397.61**

LIABILITIES & EQUITY

Liabilities

Accounts Payable		361,844.96
Credit Card Payable		47,110.80
Other Current Liabilities		672,999.99
Total Current Liabilities		1,081,955.75
Long Term Liabilities		6,843,579.64
Total Liabilities		**7,925,535.39**
Equity		
Retained Earnings		(3,133,047.25)
Owner Capital Account		(714,983.01)
Net Income		(1,204,107.52)
Total Equity		**(5,052,137.78)**
TOTAL LIABILITIES & EQUITY	$	**2,873,397.61**

VJCo, Inc
Profit and Loss (unaudited)
January - December 2023

Income	$2,681,028.19
Total Cost of Goods Sold	($2,044,946.75)
Gross Profit	$636,081.44
Expenses	($920,481.97)
Net Operating Income	($284,400.53)
Net Other Income	($720,463.82)
Net Income	($1,004,864.35)

VJCo, Inc Balance Sheet as od 12/31/23 (unaudited)

ASSETS

Total Bank Accounts		230,716.94
Intercompany Transfers		(746,446.40)
Total Accounts Receivable		286,970.10
Notes Recievable		32,386.61
Other assets		24,933.10
Inventory		78,015.49
Fixed Assets		1,239,799.30
Accumulated Drepreciation		(266,179.35)
TOTAL ASSETS	**$**	**880,195.79**

LIABILITIES & EQUITY

Accounts Payable		483,835.42
Credit Card Payable		48,350.28
Capital Lease Payable		
Notes Payable		1,269,923.04
Relief Grant		
Convertble Notes Payable		2,142,927.39
Taxes/Payroll Payable		107,322.38
EQUITY		
Retained Earnings	$	(2,476,709.47)
Owner Capital Account		(64,699.26)
Net Income		(630,753.99)
TOTAL LIABILITIES & EQUITY	**$**	**880,195.79**